CORNBREAD CBD, PBC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

CONTENTS

b | w

BOWDEN & WOOD

CERTIFIED PUBLIC ACCOUNTANTS

E. A. BOWDEN, CPA (1906-1995)
ROLAND M. WOOD, III, CPA (1943-2003)

MARK A. SCHAEFFER, CPA
NICHOLAS M. SCHAEFER, CPA
BRIAN E. MOSS, CPA
PHILIP J. AMSHOFF, CPA

ASSOCIATES
JUDY L. GIBSON, CPA
JOHN D. ERB, CPA
KIMBERLY M. STILLWELL, CPA
JOHN L. BUNTON, CPA
JESSICA N. FISTER, CPA

May 7, 2020

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders
Cornbread CBD, PBC
Louisville, Kentucky

We have reviewed the accompanying financial statements of Cornbread CBD, PBC (an S corporation), which comprise the balance sheet as of December 31, 2019 and the related statements of income and shareholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

304 MIDDLETOWN PARK PLACE
LOUISVILLE, KENTUCKY 40243-2555
(502) 583-0262
FAX (502) 583-0230
www.bowdenandwood.com

Supplementary Information

The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not audited or reviewed such information and we do not express an opinion, a conclusion, nor provide any assurance on it.

Respectfully submitted,

Bowden & Wood

Bowden & Wood, PLLC
Certified Public Accountants

CORNBREAD CBD, PBC
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

Current assets:	
Cash (note A)	$ 21 122
Accounts receivable (note A)	10 001
Inventory (note A)	52 670
Materials in process	4 868
Total current assets	88 661
Equipment, net of accumulated depreciation (notes A and B)	2 291
Other assets:	
Organizational and startup costs, net of amortization (notes A and B)	29 476
Total other assets	29 476
Total assets	120 428

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Credit cards payable	20 410
Accrued sales and use taxes	117
Provision for income taxes	175
Total current liabilities	20 702
Shareholders' equity:	
Capital stock	100 100
Retained earnings	(374)
Total shareholders' equity	99 726
Total liabilities and shareholders' equity	120 428

See independent accountants' review report and notes to financial statements.

CORNBREAD CBD, PBC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Sales	$180 734
Cost of sales	93 966
Gross profit	86 768
Operating expenses	85 088
Operating income	1 680
Other expenses:	
Interest expense	145
Amortization expense	1 734
Total other expenses	1 879
Loss before income taxes	(199)
Income tax expense	(175)
Net loss	(374)

See independent accountants' review report and notes to financial statements.

CORNBREAD CBD, PBC
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Capital stock	Retained earnings	Total
Balance, January 1, 2019	$ -0-	$ -0-	$ -0-
Capital contributed	100 100	-0-	100 100
Net loss	-0-	(374)	(374)
Balance, December 31, 2019	100 100	(374)	99 726

See independent accountants' review report and notes to financial statements.

CORNBREAD CBD, PBC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss $ (374)
Adjustments to reconcile net loss to net
cash used by operating activities:
Depreciation and amortization 2 087
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable (10 001)
Inventories (52 670)
Materials in process (4 868)
Increase (decrease) in liabilities:
Credit cards payable 20 410
Accrued sales and use taxes 117
Provision for income taxes 175
Net cash used by operating activities (45 124)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets (2 644)
Purchase of organizational and start up costs (31 210)
Net cash used by investing activities (33 854)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions 100 100
Net cash provided by financing activities 100 100

NET INCREASE IN CASH 21 122

CASH AT BEGINNING OF YEAR -0-

CASH AT END OF YEAR 21 122

SUPPLEMENTAL CASH FLOW DATA
Interest paid 145
Income tax paid -0-

See independent accountants' review report and notes to financial statements.

A ACCOUNTING POLICIES

CORPORATE INFORMATION
Cornbread, CBD, PBC ('the Company") is a corporation formed under the laws of the Commonwealth of Kentucky as a Public Benefit Corporation (B Corporation) with purpose to engage in the sale of hemp products and to provide a positive effect and make healthy and environmentally safe products.

NATURE OF OPERATIONS
The Company derives revenue from the formulation and resale of USDA organic CBD products across multiple distribution channels including retail and online sales.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING
The Company expenses advertising costs as incurred. Advertising expense amounted to $43,556 for the year ended December 31, 2019.

MAJOR SUPPLIER
Substantially all raw product and supplies are supported by purchases from two suppliers. These products however, are available from many other sources.

CASH AND CASH EQUIVALENTS
The Company considers monetary instruments with original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK
The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits.

ACCOUNTS RECEIVABLE
Accounts receivable consist of amounts billed to customers for inventory shipped or work completed for which payments has not yet been received. Management believes all accounts receivable at December 31, 2019 to be collectible and therefore, an allowance for doubtful accounts has not been utilized.

INVENTORY
The Company's inventory includes raw materials, supplies, and completed products that are held-for-sale. Management's experience suggests that losses due to obsolescence or spoilage to be immaterial. Therefore, no amount has been recognized as a reserve for losses in inventory. Inventory is stated at cost.

A ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT
Property and equipment are reflected at cost and depreciated over estimated lives primarily by the straight line method. Invoices or other individual items that come under consideration are generally expensed entirely in the current period if less than $1,000 as a de minimis standard. Items over this amount are examined on a case-by-case basis in order to determine the appropriateness of capitalization or expensing the entire amount currently. The cost and related accumulated depreciation or amortization of assets are removed from the accounts when such assets are disposed of or retired and any resulting gains or losses are reflected as other additions or deductions from income.

INCOME TAXES
The Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income. The accrual for income taxes as shown on the balance sheet represents state tax obligations at the corporate level.

Any penalties and interest resulting from income tax liabilities are included as a component of operating expenses in the income statements. The Company files income tax returns in the United States federal jurisdiction and state and local jurisdictions.

PRESENTATION OF SALES TAX
The Company collects sales tax from all nonexempt customers and remits the entire amount to the State of Kentucky, as required by state regulations. The Company's accounting policy is to exclude the tax collected and remitted to the State from revenues and cost of sales.

B EQUIPMENT AND ORGANIZATIONAL START UP COSTS

Equipment	$ 2 644
Accumulated depreciation	353
Net equipment	2 291
Organizational and start up costs	31 210
Accumulated amortization	1 734
Net organizational and start up costs	29 476

Depreciation and amortization expense for the year ended December 31, 2019 was $353 and $1,734, respectively.

C EQUITY BASED COMPENSATION

In 2019, the Company adopted a shareholder subscription option plan for the purposes of attracting and retaining both qualified employees as well as board advisory members. Options issued under the plan vest at the rate of 50% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue.

Options authorized:	40
Options issued:	8
Options available:	32

As of December 31, 2019, no options have been exercised.

D ADOPTION OF NEW REVENUE RECOGNITION GUIDANCE

Upon inception, the Company adopted the accounting method for revenue recognition as a result of implementing the requirements in the Financial Accounting Standard Board's Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers.*

The new revenue recognition guidance requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company recognizes revenue when a transfer of control over a product or service to a customer is satisfied.

E SUBSEQUENT EVENTS

The Company evaluated all subsequent events through the date of this report, which is the date the financial statements were available to be issued.

The Company indicated they will begin to conduct a crowd fund offering in 2020 for the purpose of raising operating capital.

COVID-19 and its related economic impact on businesses of all sizes began prior to the Issuance of these financial statements. While it is too early to determine the full impact of COVID-19 or when business operations may return to more normal levels, management anticipates that there will be at least some negative impact on the financial condition of the Company.

The Company terminated the S corporation election effective January 1, 2020 and will operate as a C corporation thereafter.

SUPPLEMENTARY INFORMATION

CORNBREAD CBD, PBC
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

Advertising and marketing	$43 556
Blog writing	3 012
Booth and event fees	4 611
Bank and processing fees	3 150
Uniforms	731
Content development	3 750
Graphic design	5 473
Insurance	5 995
Postage and shipping	611
Meals and entertainment	211
Office supplies	6 261
Commissions	2 674
Research and development	1 283
Taxes and licenses	115
Travel	2 375
Utilities	927
Depreciation expense	353
Total	85 088

See independent accountants' review report.